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                                                                     EXHIBIT 9.1

                          STOCKHOLDER VOTING AGREEMENT


     This agreement is entered into effective as of the 23rd day of February, 1996, by and between William D. Myers and Ben J. Gallant (individually or collectively, the "Stockholder"), contingent upon stockholder approvals of the contemplated merger.

     WHEREAS, each Stockholder desires that all American Dental Technologies, Inc. ("ADT") $0.01 par value common stock currently or hereafter beneficially owned by each (the "Stock") be voted as a unit according to the terms of this voting agreement pursuant to Section 218(c) of the Delaware General Corporation Law.

     NOW THEREFORE, each Stockholder agrees as follows:

     1) Until the 1999 annual ADT stockholders' meeting has been concluded, each Stockholder shall:

        a) vote all shares of Stock beneficially owned by him for the election of the other stockholder as a director, and to maintain such person as a director for so long as he makes himself available for such position; and

        b) if either Stockholder ceases to be director for any reason, to vote in favor of a replacement director named by such Stockholder and to otherwise use his best efforts to elect or appoint such person as a director.

     2. The provisions of this Agreement shall be binding upon and inure to benefit of the parties hereto, their respective representatives, successors, heirs and assigns. Provided however, in the event of a transfer of Stock to a bona fide purchaser for value, this voting agreement shall terminate as to the transferred Stock and such purchaser's Stock shall not be subject to the provisions of this voting agreement.

     3. This Agreement may be amended only by the written consent of both Stockholders.

     4. Stockholders agree a breach of the provisions of this Agreement could not be adequately compensated by money damages and either shall be entitled to, in addition to any other right and/or remedy available to him, an injunction restraining such breach or threatened breach and to specific performance. In either case, no bond or other security shall be required in connection therewith and each Stockholder consents to such injunction and order for specific performance.



/s/ William D. Myers                          /s/  Ben J. Gallant
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William D. Myers                              Ben J. Gallant